MEMORANDUM OF AGREEMENT made in quintuplicate on the 10th day of January, 2006

A M O N G

        NORMAN DROLET and ETTORE NACCARATO
        (hereinafter collectively referred to as the "Vendor")

        OF THE FIRST PART

        - and -

        ON THE GO HEALTHCARE, INC., a corporation incorporated under the laws of Delaware (hereinafter referred to as the "Purchaser")

        OF THE SECOND PART

        - and -

        2FILM TECHNOLOGIES INC., a corporation incorporated under the laws of the Province of Ontario (hereinafter called the "Corporation")

        OF THE THIRD PART

        - and -
        ISLAND CORPORATION (hereinafter referred to as "Island")

        OF THE FOURTH PART


WHEREAS the authorized capital of the Corporation consists of an unlimited number of non-voting Class "A" Preference Shares, an unlimited number of non-voting Class "B" Preference Shares, an unlimited number of Special Shares and an unlimited number of Common Shares without par value of which 928 Common Shares have been issued and are outstanding as fully paid and non-assessable;

AND WHEREAS Vendors are the beneficial owners and are entitled to sell the aforesaid issued and outstanding common shares;

AND WHEREAS the Purchaser has agreed with the Vendors to purchase the issued and outstanding shares controlled by the Vendors in the capital stock of the Corporation;

        THIS AGREEMENT WITNESSETH that in consideration of the covenants, agreements, warranties and payments herein set out and provided for, the parties hereto hereby respectively covenant and agree as follows:

1.      INTERPRETATION

        (1) Definitions

        Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them in this
        Section 1(1):

        (a) "Affiliate", "Associate", "Body Corporate", "Subsidiary" and "Voting Securities" shall have the respective meanings ascribed to those terms by the Business Corporations Act (Ontario) on the date hereof;

        (b) "Agreement" means this share purchase agreement and all instruments supplemental to or in amendment or confirmation of this share purchase agreement, and all references to this Agreement shall include the attached Schedules and "Article", "Section", "Subsection", or "Paragraph" means and refers to the specified article, section, subsection, or paragraph of this share purchase agreement;

        (c)    "Assets" means the undertaking, property and assets of the
               Corporation relating to the Business as   going concern, of
               every kind and description and wheresoever situated;

        (d) "Accountants" means collectively, the Corporation's Accountants, the Vendors' Accountants and the Purchaser's Accountants;

        (f) "Business Day" means any day, other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Toronto are not open for business during normal banking hours;

        (g) "Claim" means any claim, demand, action, suit, litigation, charge, complaint, prosecution or other proceeding for which one Party can seek indemnification from the other Party pursuant to this agreement;

        (h) "Closing" means the completion of the sale to, and the purchase by the Purchaser of, the Shares and the completion of the transactions contemplated by this Agreement including the transfer and delivery of all documents of title to the Shares and the payment of the Purchase Price;

        (i) "Closing Date" means January 9, 2006, or such other date as the Parties may agree in writing as the date upon which the Closing shall take place;

        (j)    "Closing Documents" has the meaning ascribed in Article;

        (k) "Closing Time" means 10:00 o'clock in the forenoon on the Closing Date or such other time on such date as the Parties may agree as the time at which the Closing shall take place;

        (l) "Corporation's Accountants" means Atherton & Atherton, Chartered Accountants;

        (m)    "Corporation's Bank" means the Toronto-Dominion Bank;

        (n) "Contracts" means those contracts, agreements, commitments, entitlements and engagements of the Corporation relating to the Business and the Assets (and, for greater certainty, not including Collective Agreements, Leases and Equipment Leases) whether with suppliers, customers or otherwise and including all unfilled orders from customers; all forward commitments for supplies or materials; all orders for new machinery and equipment as yet undelivered; all equipment and construction guarantees and warranties; negative covenants with employees; and all other contracts described in Schedule "C";

        (o) "Effective Date" means October 31, 2005, or such other date as the parties may agree in writing as the date the Auditors prepare the Effective Date Financial Statement;

        (p) "Effective Date Financial Statements" means the consolidated financial statements of the Corporation for the fiscal period ended on the Effective Date, prepared in accordance with generally accepted accounting principles consistently applied, consisting of balance sheet as at such date, and statements of earnings and retained earnings and of changes in financial position for such period, together with notes thereto as at such date of the Corporation's Auditors thereon addressed to the Corporation;

        (q)    "Employees" has the meaning ascribed in Section 4 (   );

        (r) "Equipment Leases" means those equipment leases, conditional sales contracts, title retention agreements and other agreements between the Corporation and third Persons relating to equipment used by the Corporation including those that are listed in Schedule "C";

        (s) "GST" means the Goods and Services Tax payable under the Excise Tax Act;

        (t) "Intellectual Property Rights" means all patents and inventions, trade-marks, including those described in Schedule "D", all trade names and styles, including the trade names or styles __________, __________, and __________, logos and designs, trade secrets, technical information, engineering procedures, designs, know-how and processes (whether confidential or otherwise), software, and other industrial property (including applications for any of these) in each case used or reasonably necessary to permit satisfactory operation of the Business as presently constituted;

        (v) "Inventories" means all inventories of every kind and nature and wheresoever situate owned by the Corporation and pertaining to the Business including, without limitation, all inventories of raw materials, work-in-progress, finished goods, operating supplies and packaging materials of or pertaining to the Business;

        (w) "Leases" means all leases of Leasehold Properties including those listed in Schedule "E"

        (x) "Licences" means all transferable licences, registrations, qualifications, permits and approvals, issued by any government or governmental unit, agency, board, body or instrumentality, whether federal, provincial or municipal, relating to the Business, including those listed in Schedule "F", together with all applications for such licences or permits;

        (y) "Non-Competition Agreement" means the non-competition agreement in the form of Schedule "G"

        (z) "Parties" means the Vendors, the Purchaser and the Corporation, collectively, and "Party" means any one of them;

        (aa) "Person" includes an individual, corporation, partnership, joint venture, trust, unincorporated organization, the Crown or any agency or instrumentality thereof or any other juridical entity;

        (ab) "Purchase Price" means the purchase price to be paid by the Purchaser to the Vendors for the Shares, all as provided in Section;

        (ac) "Purchaser's Accountants" means Danziger Hochman, Chartered Accountants;

        (ad) "Real Properties" means all freehold, leasehold, and other interests in real and immoveable properties owned or used by the Corporation in connection with the Business, including, without limitation,

                (i) the freehold lands and premises described in Schedule "I", and all plants, buildings, sidings, parking lots, roadways, structures, erections, improvements, fixed machinery, fixed equipment, appurtenances, and fixtures situate on or forming part of such lands and premises (collectively the "Owned Properties");

                (ii) the leasehold and other interest described in Schedule "J"
                     including all fixtures and improvements owned by the Corporation relating to those leaseholds and other interests (collectively the "Leasehold Properties");

        (ae)    "Restricted Shares" means

        (af) "Shares" means all of the issued and outstanding common shares in the capital of the Corporation, to be sold by the Vendors to the Purchaser pursuant to the terms of this Agreement;

        (ag)    "Statements" has the meaning ascribed in Section;

        (ah)    "to the best of the knowledge" when used in reference to:

                (i)  the Vendors mean the knowledge of the Vendors; and

                (ii) the Purchaser means the knowledge of the senior officers of the Purchaser;

        (ai) "Vendors' Accountants" means Atherton & Atherton, Chartered Accountants.

        (aj)    "Vendors' Bank" means the Toronto-Dominion Bank.

(2) Gender and Number

        In this Agreement, words importing the singular include the plural and vice versa and words importing gender include all genders.

(3) Entire Agreement

        This Agreement, including Schedules "A" to "J", together with the agreements and other documents to be delivered under this Agreement constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement.
        No supplement, modification or amendment to this Agreement and no waiver of any provision of this Agreement shall be binding on any Party unless executed by such Party in writing. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

(4) Article and Section Headings

        Article and Section headings contained in this Agreement are included solely for convenience, are not intended to be full or accurate descriptions of the content of any Article or Section and shall not be considered to be part of this Agreement.

(5) Schedules

        The following Schedules are an integral part of this Agreement:

        Schedule "A"    -       Financial Statements as at
        Schedule "B"    -       Assets and Liens and Encumbrances
        Schedule "C"    -       Contracts and Equipment Leases
        Schedule "D"    -       Intellectual Property Rights
        Schedule "E"    -       Leases
        Schedule "F"    -       Licenses
        Schedule "G"    -       Non-Competition Agreement
        Schedule "H"    -       Litigation Matters
        Schedule "I"    -       Employment Matters
        Schedule "J"    -       Leasehold Properties

(6) Applicable Law

        This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario and shall be treated, in all respects, as an Ontario contract. Each Party to this Agreement irrevocably attorns to and submits to the jurisdiction of the Courts of Ontario with respect to any matter arising under or relating to this Agreement.

(7) Currency

        Unless otherwise indicated, all dollar amounts referred to in this Agreement are in Canadian funds.

(8) Accounting Terms

        All accounting terms not otherwise defined have the meanings assigned to them, and all calculations are to be made and all financial data to be submitted are to be prepared, in accordance with the generally accepted accounting principles ("GAAP") approved from time to time by the Canadian Institute of Chartered Accountants, or any successor institute applied on a consistent basis.

(9) Arm's Length

        For purposes of this Agreement, Persons are not dealing "at arm's length" with one another if they would not be dealing at arm's length with one another for purposes of the Income Tax Act.

(10) Business Days

        Whenever any action or payment to be taken or made under this Agreement shall be stated to be required to be taken or made on a day other than a Business Day, any payment shall be made or such action shall be taken on the next succeeding Business Day.

(11) Statutory Instruments

        Unless otherwise specifically provided in this Agreement any reference in this Agreement to any law, by-law, rule, regulation, order, act or statute of any government, governmental body or other regulatory body shall be construed as a reference to those as amended or re-enacted from time to time or as a reference to any successor to those.

(12) Materiality

        In this Agreement "Material" means, when used as an adjective, that any breach, default or deficiency in the satisfaction of any covenant, representation or warranty so described might reasonably:

        (a) give rise to an aggregate remedial cost (including consequential loss and loss of profit) of more than $10,000.00, in any individual instance, or more than $20,000.00 collectively in any greater number of instances, where all such instances arise pursuant to multiple breaches of the same covenant, representation or warranty; or

        (b) where no adequate remedy is reasonably available, result in disturbance in the ordinary conduct of the Business of an aggregate cost properly attributable to such disturbance (including consequential loss and loss of profit) of more than $50,000.00, and "Materially" shall have the corresponding meaning.

2. Purchased Shares

        Subject to the terms and conditions hereof, the Vendors covenant and agree to sell, assign, and transfer to the Purchaser and the Purchaser covenants and agrees to purchase from the Vendors all (and not less than all) of the issued and outstanding shares in the capital stock of the Corporation controlled by the Vendors (the "Purchased Shares") for the purchase price (the "Purchase Price") payable as set out in
        Article 2 hereof.

3A. Purchase Price

        (1) The Purchase Price shall be the sum of Two Million Three Hundred Eleven Thousand Five Hundred Thirty Six dollars ($2,311,536.00) of lawful money of Canada.

        (2) The Purchase Price shall be payable as follows:

                a) the sum of $1,000,000.00 by way of certified cheque or bank draft on Closing to the order of the Vendors in proportion to their shareholdings, as they direct in writing;

                b) An additional $200,000 in cash will be paid by the
                   Corporation out of the first collected accounts receivable provided that the balance in the Corporation's banking accounts is greater than $200,000.00 as at Closing or thereafter, subject to adjustment. An additional $300,000 will be paid in 12 equal installments of $25,000 commencing March 31st, 2006. The Balance of the purchase price due after closing shall be secured by way of security to the vendors.

                c) the Purchaser issues and delivers on Closing One Million
                   (1,000,000) Restricted Shares to the Vendors be credited to the Purchaser on closing at the issue price of $0.66 (US) per share; the Purchaser warrants that all shares received by the Vendors shall become unrestricted one year form the date of issue under rule 144.

                d) the Purchaser issues and delivers on Closing Sixty Thousand
                   (60,000) Restricted Shares to the employees of the Vendor as directed by the Vendor and the Indemnifiers;

                e) the Purchaser has issued, as a refundable good faith
                   deposit, to each of the Indemnifiers Twenty-Five Thousand (25,000) Restricted Shares (50,000 Restricted Shares in all) which deposit is to be credited to the Purchase Price on Closing; and

                f) INTENTIONALLY DELETED.

        (3) The Parties agree to make the necessary adjustments to the Purchase Price based on any discrepancy between the amount of $538,880.00 and the amount of "Net Equity" on the balance sheet of Island as at the Effective Date,defined herein as the excess of all assets over liabilities of Island, as at the Effective Date and disclosed by the Effective Date Financial Statements, to be delivered to the Purchaser within 15 days of Closing.

        (4) The Parties hereto acknowledge that at the time of Closing the Parties shall have entered into certain employment agreements as contemplated by Section 7(d)(vii) hereto. The Parties agree that, notwithstanding any covenant in this Agreement which provides for any delay or schedule of payment of any part or parts of the Purchase Price, if the employment of the Vendors by the Purchaser is terminated by the Purchaser with or without cause prior to the payment of the full amount of the Purchase Price, any outstanding balance of the Purchase price remaining unpaid shall then immediately become due and payable.



        (5) The Purchaser acknowledges that the Corporation is the owner of real property municipally described as 260 Edgeley Boulevard, Unit 32, City of Vaughan (the "Property"). The Corporation shall within a reasonable time after Closing take steps to have the Property listed for sale and then sold. The Purchase Price shall be adjusted by an amount which equals the proceeds of the sale of the Property net of all expenses of listing and closing and legal and accounting expenses relating to same and of all expenses of every nature or kind, including, without limitation, mortgage payments of principal and interest, a promissory note in favour of Lyne Onile Drolet in the sum of $58,000.00 with interest at a rate of 5% due June 30, 2006, a promissory note in favour of Norman Drolet in the sum of $26,000.00 with interest at a rate of 5% due June 30, 2006, a promissory note in favour of Ettore Naccarato in the sum of $26,000.00 with interest at a rate of 5% due June 30, 2006, realty taxes, insurance payments and common expense and utility payments.

3B. Closing Arrangements


        (1) The closing of this transaction shall take place at the offices of the Purchaser's' solicitor, Paul Kupferstein, Barrister and Solicitor, on January 10, 2006 or at such other date(s) as the parties hereto may agree (the "Closing Date").

        (2) On the Closing Date, upon fulfilment of all the conditions set out herein, the Vendors shall deliver to the Purchaser the certificates representing all the Purchased Shares duly endorsed in favour of the Purchaser.

4. Representations and Warranties of the Vendors

        (1) The Vendors covenant, represent and warrant as follows as of the date hereof and as of the Closing Date and it acknowledges that the Purchaser is relying upon such covenants, representations and warranties in connection with the purchase by the Purchaser of the Purchased Shares:

        (2) The authorized capital of the Corporation consists of an unlimited number of non-voting Class "A" Preference Shares, an unlimited number of non-voting Class "B" Preference Shares, an unlimited number of Special Shares and an unlimited number of Common Shares without par value of which 928 Common Shares have been issued for an aggregate purchase price of Dollars and are outstanding as fully paid and non-assessable.

        (3) The shareholders of record are as follows:

                NORMAN DROLET           -       464 common shares

                ETTORE NACCARATO        -       464 common shares

            and such shares are owned by the Vendors, are held with good and marketable title, free and clear of all mortgages, liens, charges, security interests, adverse claims, pledges, encumbrances and demands whatsoever.

        (4) No person, firm or corporation has any agreement or option or any right (whether by law, pre-emptive or contractual and including convertible securities, warrants or convertible obligations of any nature) for the purchase or the issue of either the Purchased Shares or any un-issued shares in the capital stock of the Corporation or of Island.

        (5) The entering into of this agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of the constating documents or by-laws of the Vendors or of any indenture or other agreement, written or oral, to which the Vendors may be a party.

        (6) This agreement has been duly executed and delivered by the Vendors and is a valid and binding obligation of the Vendors enforceable in accordance with its terms.


        (7) The Vendors are not non-residents within the meaning of s.116 of the Income Tax Act.

        (8) To the Vendors' knowledge, there are no existing or threatened legal actions or claims against the Corporation save as set out in Schedule "H" hereto.

        (9) As at January 9, 2006, there will be approximately Cdn $200,000.00 in Island's bank accounts and no monies in the Corporation's bank accounts.

        (10) There are no liens, charges or encumbrances of any kind whatsoever on the assets of the Corporation, save and except as are listed in Schedule "B" annexed hereto.

        (11) All material tangible Assets of the Corporation used in or in connection with the Business are in good condition and repair and, where applicable, in good working order, having regard to the use and age thereof. A list of all material fixed assets is shown in Schedule "B".

        (12) The unaudited financial statements of Island dated October 31,2005 a copy of which is attached hereto as Schedule "A", prepared by Danziger Hochman, Chartered Accountants, fairly represent the financial position of the Corporation as at October 31, 2005..

        (13) Organization and Good Standing-The Corporation is a corporation duly incorporated, organized and validly existing in good standing under the laws of Ontario.

        (14) Bankruptcy, etc.-No bankruptcy, insolvency or receivership proceedings have been instituted or are pending against the Corporation and the Corporation is able to satisfy its liabilities as they become due.

        (15) Capacity to Carry on Business-The Corporation has all necessary corporate power, authority and capacity to own its property and assets and to carry on the Business as presently owned and carried on by it, and the Corporation is duly licensed, registered and qualified as a corporation to do business and is in good standing in each jurisdiction in which the nature of the Business make such qualification necessary, and all such licences, registrations and qualifications are valid and subsisting and in good standing and none of them contains any burdensome term, provision, condition or limitation which has or may have an adverse effect on the Corporation

        (16) Due Authorization, Corporation etc.-The Corporation has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations under this Agreement; the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Corporation.

        (17) Absence of Conflicting Agreements-Except for the Contracts, the Equipment Leases, and the Leases, the consent to the consent to the change of control of the Corporation which may be required from lessors or other third parties thereunder in connection with the completion of the transactions contemplated by this Agreement and except for various financing and security agreements with the Vendors' Bank all of which will be terminated before Closing or all of which will be waived by the Vendors' Bank in respect of the transactions contemplated by this Agreement, neither the Vendors nor the Corporation is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, instrument, statute, regulation, arbitration award, charter or by-law provisions, order or judgment which would be violated, contravened, breached by, or under which any default would occur as a result of the execution and delivery of this Agreement or the consummation of any of the transactions contemplated under this Agreement.

        (18) Absence of Guarantees-The Corporation has not given or agreed to give, nor is it a party to or bound by, any guarantee of indebtedness or other obligations of third parties nor any other commitment by which the corporation is, or is contingently, responsible for such indebtedness or other obligations, save and except such guarantees to the Business Development Bank of Canada and the promissory note due and owing to Lyne Onile Drolet and a line of credit with the Toronto-Dominion Bank, which line has not been utilized as has been disclosed in writing to the Purchaser.

        (19) Enforceability of Obligations-This Agreement constitutes a valid and binding obligation of the Vendors and the Corporation enforceable against both in accordance with its terms, provided that enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting enforceability of creditors' rights and that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

        (20) Books and Records-The books and records of the Corporation fairly and correctly set out and disclose in all material respects, in accordance with GAAP, the financial position of the Corporation as at the date of this Agreement and all material financial transactions of the Corporation relating to the Business have been accurately recorded in such books and records.

        (21) Employment Contracts and Government Withholdings-Subject to applicable statutory rights, the Corporation is not a party to any written contracts of employment with any of its or any oral contracts of employment which are not terminable on the giving of reasonable notice and/or severance pay in accordance with applicable law and no inducements to accept employment with the Corporation were offered to any such employees which have the effect of increasing the period of notice of termination to which any such employee is entitled. The Corporation has deducted and remitted to the relevant governmental authority or entity all income taxes, unemployment insurance contributions, Canada Pension Plan contributions, provincial employer health tax remittances and any taxes or deductions or other amounts which it is required by statute or contract to collect and remit to any governmental authority or other entities entitled to receive payment of such deduction.

        (22) Employment Payments by the Corporation to Date of Closing-The Corporation has paid to the date of this Agreement all amounts payable on account of salary, bonus payments and commission to or on behalf of any and all Employees;

        (23) Workers' Compensation-All levies under the Workplace Safety and Insurance Act, 1997 (Ontario), or under the workers' compensation legislation of any other jurisdiction where the Corporation carries on the Business, have been paid by the Corporation.

        (24) Labour Matters-There is no:

                (i) unfair labour practice complaint under The Ontario Labour Relations Act against the Corporation pending before provincial labour tribunals or any similar agency or body having jurisdiction therefor;

                (ii) labour strike threatened against or involving the Corporation;

                (iii) certification application outstanding respecting the Employees;

                (iv) grievance or arbitration proceeding or governmental proceeding relating to the Employees pending, nor is there any such proceeding threatened against the Corporation which might have a material adverse effect on the Corporation or on the conduct of the Business;

                (v) collective bargaining agreement currently being negotiated by the Corporation; and

                (vi) Employee in receipt of or who has claimed benefits under any weekly indemnity, long term disability or workers' compensation plan or arrangement or any other form of disability benefit programme, save and except as is set out in Schedule I.

        (25) Material Contracts-the Corporation is not a party to or bound by any material contract or commitment relating to the Business whether oral or written, save and except as disclosed in Schedules "C", "E" and "F" hereto. All leases and licences to which the Corporation is a party are set out and described in Schedules "E" and "F" hereto and are in good standing and subject only to the equities and claims as set out in the said Schedules.

        (26) Insurance- INTENTIONALLY DELETED

        (27) Litigation-Except as provided in Schedule "H" there is no suit, action, litigation, arbitration, proceeding, governmental proceeding, including appeals and applications for review in progress, pending or threatened against or involving the Corporation, and there is not presently outstanding against the Corporation any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator.

        (28) Accounts Receivable-All accounts receivable, bills receivable and book debts and other debts due or accruing to the Corporation are bona fide and good and subject to an allowance for doubtful accounts taken in accordance with GAAP are collectible without set-off or counterclaim.

        (29) Inventories-The Inventories are in good and merchantable condition and are usable or saleable in the ordinary course of business for the purposes for which they are intended and are carried on the books of the Corporation at the lower of cost and net realizable value.

        (30) Tax Matters-Except to the extent reflected in or reserved against in the unaudited Financial Statements or the Effective Date Financial Statements, to the best of the Vendor's and the Indemnifiers' knowledge the Corporation is not liable for any taxes, levies, duties, assessments, charges, penalties, interest, fines or other imposts of any nature or kind due and unpaid at the date hereof in respect of its income, business or property or for the payment of any tax instalment due in respect of its current taxation year and, except as aforesaid, no such taxes, assessments, imposts, levies, charges, fines or penalties are required to be reserved against. If any such reservation has been made or taken, it is adequate to provide for taxes payable by the Vendors for its current period for which tax returns are not yet required to be filed. The Corporation is not in default in filing any returns or reports covering any Canadian federal, provincial, municipal or local taxes, levies, duties, assessments or other reports in respect of its income, business or property. The Corporation has filed all reports or returns with respect to income, capital, sales (including goods and services and Ontario employer health tax reports), excise, business and property taxes and all other taxes and customs duties which are required to be filed by it up to the date of this Agreement (and all such returns and reports are correct and complete in all material respects) and has paid, or where permitted by law, provided security for, all taxes and duties as shown on such reports or returns to the extent such taxes or duties are payable or have or may become due and has paid, or where permitted by law, provided security for, all assessments received by it. The Corporation has withheld from any amounts payable, including without limiting the generality of the foregoing, from any salaries, bonuses or dividends paid by it all deductions required by law to be made therefrom and has remitted the same to the proper tax or other authorities. Federal Canadian income tax assessments have been issued to the Corporation covering all past periods through the fiscal year ended (and such assessments, if any amounts were owing in respect thereof, have been paid or, where permitted by law, security therefor has been provided.). There are no currently outstanding reassessments, suits, actions, proceedings, investigations, claims or questions which have been issued or raised by an governmental authority relating to any such reports or tax returns except for those provided in the Audited Financial Statements or the Effective Date Financial Statements and the Corporation does not have any negotiations or discussions in progress with respect to any eventual assessment or reassessment with any such authority. The Corporation has not executed or filed with any taxing authority any waiver or agreement extending the period for assessment or collection of any income or other taxes.

        (31) Subsidiaries:

                (i)   The only Subsidiary of the Vendor is Island Corporation;

                (ii) The authorized capital of Island Corporation consists of 200,100 common voting shares without par value, of which 200,100 are validly issued to the Vendor and are outstanding as fully paid and non-assessable and are the only outstanding shares of Island Corporation;

                (iii) There is not any agreement or option existing pursuant to which Island Corporation is or might be required to issue any further shares of its capital;

                (iv) Each of the representations and warranties contained in this Article 4 is applicable, mutatis mutandis, to Island Corporation Inc. and is given herein by both the Vendor and by Island

5.      Representations And Warranties Of The Purchaser



As part of the transaction contemplated by this Agreement, the Purchaser hereby represents and warrants to the Vendor that:

        (1) Corporate Status - The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to own its properties and to carry on the business presently conducted by it.

        (2) Corporate Authority - Prior to the Closing Date, the board of directors of the Purchaser shall have duly authorized and approved the execution and deliver of this Agreement and the performance of the transactions provided for herein. No other corporate action is required in connection herewith. Upon receipt of such board approval, this Agreement shall constitute a legal and binding obligation of the Purchaser and is enforceable against the Purchaser in accordance with its terms, subject, however, to limitations on enforcement imposed by laws affecting the rights of creditors generally, including, without limitation, applicable bankruptcy, insolvency, moratorium, reorganization or similar laws and to the extent that equitable remedies, such as specific performance and injunctions, are available in the discretion of the court from which they are sought.

        (3) Regulatory Approvals.- No governmental authorization, approval, order, consent or filing is required to be obtained on the part of the Purchaser in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered hereunder or the performance of the obligations of the Purchaser hereunder or thereunder.

        (4) Bankruptcy - The Purchaser has not committed an act of bankruptcy, is not insolvent, has not proposed a compromise or arrangement to its creditors generally, has not had any petition for a receiving order in bankruptcy filed against it, has not made a voluntary assignment in bankruptcy, has not taken any proceeding with respect to a compromise or arrangement, has not taken any proceeding to have itself declared bankrupt or wound-up, has not taken any proceeding to have a receiver appointed or any part of its assets, has not had any encumbrancer take possession of any of its property and has not had any execution or distress become enforceable or become levied upon any of its property. The transaction contemplated herein will not result in the Purchaser becoming insolvent.

        (5) Survival of Representations and Warranties - The representations and warranties of the Purchaser contained herein shall survive the Closing, and notwithstanding such Closing shall continue in full force and effect for the benefit of the Vendors for a period commencing on the Closing Date and ending on the second anniversary of the Closing Date, after which time the Purchaser shall be released from all obligations and liabilities hereunder in respect of such representations and warranties, except with respect to any claims made by the Vendors in writing prior to the expiration of such period.

        (6) No Other Representations and Warranties - Except for the representations and warranties set out in this Article 5, the Purchaser makes no representations and warranties of any kind.

6. Covenants of the Vendors

        (1) The Vendors covenant and agree with the Purchaser that on or before the Closing Date, they will do or will cause to be done the following:

        (2) Take all necessary steps and proceedings to permit all of the Purchased Shares to be duly and regularly transferred to the Purchaser.

        (3) Norman Drolet and Ettore Naccarato shall resign as directors and officers of the Corporation and of Island in favour of nominees of the Purchaser, such resignations to be effective as at the Closing Date.

7. Closing

        The obligation of the Purchaser to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in whole or in part):

        (a) Truth and Accuracy of Representations of the Vendors and Island at the Closing Time - All of the representations and warranties of the Vendorsand of Island made in or under this Agreement, shall be true and correct in all material respects as at the Closing and with the same effect as if made at and as of the Closing (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this
            Agreement) and the Purchaser     shall have received a statutory
            declaration from the Vendors confirming the truth and correctness in all material respects of the representations and warranties of the Vendors and of Island.

        (b) Performance of Obligations - The Vendors shall have performed or complied with, in all material respects, all their obligations, covenants and agreements under this Agreement.

        (c) Receipt of Closing Documentation - All instruments of conveyance and other documentation and assurances relating to the sale and purchase of the Shares including, without limitation, share certificates (the "Closing Documents") and all actions and proceedings taken on or prior to the Closing in connection with performance by the Vendors of their obligations under this Agreement shall be satisfactory to the Purchaser and its counsel, acting reasonably, and the Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated under this Agreement and the taking of all corporate proceedings in connection with those transactions in compliance with this agreement, in form and substance satisfactory to the Purchaser and its counsel.

        (d) Closing Documentation - Without limiting the generality of the foregoing, the Purchaser shall have received at or before the Closing sufficient duly executed original copies of the following:

                (i) certified copy of a resolution of the board of directors of the Corporation approving this Agreement and the transactions contemplated under this Agreement;

                (ii) statutory declaration of the Vendors concerning residence of the Vendors, and confirming that all conditions under this Agreement in favour of the Vendors have been either fulfilled or waived;

                (iii)   certificate of incumbency of the Corporation;

                (iv)    certificate of status of the Corporation;

                (v)     share certificates representing the Shares;

                (vi)    books and records of the Corporation;

                (vii)           Employment Agreements;

                (viii) Non-competition Agreements in the form of Schedule "G" hereto

        (e) Opinion of Counsel for the Vendors and of Island - The Purchaser shall have received an opinion dated the Closing Date from counsel for the Vendors, and from counsel for Island Corporation, confirming the matters warranted in subsections 4(2), (3), (4),
            (5) (10), (13) - (21), and (27). with respect to matters of law in those jurisdictions. In giving such opinion, counsel to the Vendors may rely on certificates of the Vendors as to factual matters.

        (f) Consents to Assignment - All consents or approvals from or notifications to any lessor or other third Person required under the terms of any Equipment Leases, Leases or Licences with respect to the acquisition of control of the Corporation by the Purchaser, or otherwise in connection with the consummation of the transactions contemplated under this Agreement, shall have been duly obtained or given, as the case may be, on or before the Closing Time.

        The obligations of the Vendor to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any or all of which the Vendor may waive.

        (1) Representations and Warranties.

            Each of the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct on and as of the Closing Date as if made on and as of the Closing Date.

        (2) Compliance with Agreement.

            All of the terms, covenants and agreements set forth in this Agreement to be complied with or performed by the Purchaser on or before the Closing Date shall have been complied with or performed by the Purchaser on or before the Closing Date.

        (3) Receipt of Closing Documents.

            All documents required to be delivered by the Purchaser pursuant to this Agreement prior or at Closing shall have been delivered to the Vendors prior to or at Closing.

        (4) No Actions, Etc.

            No action, suit, proceeding or investigation by or before any court, administrative agency or other governmental authority shall have been instituted or threatened, the effect of which would restrain, prohibit or invalidate the transactions contemplated by this Agreement.

        (5) Termination By the Vendors.

            In the event that any condition in Article 7 shall not have been performed or fulfilled on or prior to Closing, the Vendors may terminate this Agreement by notice in writing to the Purchaser without prejudice to any other rights which the Vendors may have, including those rights which may have accrued prior to the exercise of the right of termination, and in such event, the Vendors shall be released from their obligations hereunder; provided however that the Vendors shall be entitled to waive compliance with any of such conditions, obligations or covenants in whole or in part if they see fit to do so without prejudice to any of their rights of termination in the event of non-performance of any other condition, obligation or covenant in whole or in part. The termination of this Agreement pursuant to this Section 7 shall not affect the liability of the Purchaser for the breach or non-fulfillment of any provision of this Agreement.



        At the Closing Time, upon fulfilment of all the conditions under this Agreement which have not been waived in writing by the Purchaser or the Vendors respectively:

                (a) Purchase and Sale of Purchased Assets - The Vendors shall sell and the Purchaser shall purchase the Shares for the Purchase Price payable under this Agreement.

                (b) Delivery of Closing Documents - The Parties shall
                    respectively deliver the Closing Documents.

                (c) Actual Possession - The Vendors shall deliver actual
                    possession of the Shares to the Purchaser.

                (d) Payment of Purchase Price - On the fulfilment of the
                    foregoing terms of this Article Six, the Purchaser shall pay and satisfy the Purchase Price as provided in
                    Section 2.

8. Survival of Representations and Warranties

        The representations and warranties of the Vendors, of Island and of the Purchaser contained in this agreement and contained in any document or certificate given pursuant hereto shall survive the closing of the purchase and sale of the Purchased Shares herein provided for, for a period of two years from the Closing Date.

9. Indemnification

        (1) The Vendors and Island hereby jointly and severally indemnify and save the Corporation, and the Purchaser harmless of and from any cause or claim arising with respect to the Corporation or its activities prior to the Closing Date. Vendors shall remain liable to defend at their expense any such actions or claims that may arise with respect to the Corporation or its activities, concerning the time period prior to the Closing Date. Such indemnity is conditional upon Purchaser not entering into any claim or action in an adverse position to Vendors. The Purchaser hereby indemnifies and saves the Vendor harmless of and from any cause or claim arising with respect to the Corporation or its activities subsequent to the Closing Date. Purchaser shall defend at its expense any such actions or claims that may arise with respect to the Corporation or its activities, concerning the time period subsequent to the Closing Date. Such indemnity is conditional upon Vendor not entering into any claim or action in an adverse position to Purchaser.

        (2) General Indemnity by the Purchaser - The Purchaser agrees to indemnify and save harmless the Vendor from any against all Claims which the Vendor may directly or indirectly suffer or incur as a result of or in connection with any breach of, incorrectness or misrepresentation in any representation or warranty made by the Purchaser in this Agreement or in any other agreement or instrument executed or delivered by the Purchaser pursuant to this Agreement; any breach of or non-fulfilment of any covenant or agreement of the Purchaser contained in this Agreement or any other agreement or instrument executed and delivered by the Purchaser to this Agreement; and any and all acts, suits, proceedings, demands, assessments, judgments, legal fees, costs and expenses incidental to any of the foregoing.

        (3) General Indemnity by the Vendors and Island - The Vendors and Island jointly and severally agree to indemnify and save harmless the Purchaser from any against all Claims which the Purchaser may directly or indirectly suffer or incur as a result of or in connection with any breach of, incorrectness or misrepresentation in any representation or warranty made by the Vendor and/or Island in this Agreement or in any other agreement or instrument executed or delivered by the Vendor and/or Island pursuant to this Agreement; any breach of or non-fulfilment of any covenant or agreement of the Vendors and/or Island contained in this Agreement or any other agreement or instrument executed and delivered by the Vendor and/orIsland to this Agreement; and any and all acts, suits, proceedings, demands, assessments, judgments, legal fees, costs and expenses incidental to any of the foregoing.

        (4) Adjustment for Tax Effect - To the extent that a party (the "Indemnifying Party") becomes liable to pay any amount for which any other person (the "Indemnified Party") can claim indemnification hereunder, and such expense is deductible by the Indemnified Party for income tax purposes, the Indemnifying Party shall, notwithstanding any other provision hereof, be obligated to pay to the Indemnified Party only the loss which the Indemnified Party actually suffered after having regard to the effect of such tax deductions.

        (5) Indemnification Procedure -

                (a) In the event that any claim shall be asserted by any party which, if sustained, would result in a right of a party to indemnification hereunder (a "Loss") the person entitled to indemnification hereunder (the "Indemnitee"), within a reasonable time after learning of such claim, shall notify the person obligated to provide indemnification hereunder with respect to such claims (the "Indemnitor") and shall extend to the Indemnitor a reasonable opportunity to defend against such claim, at the Indemnitor's sole expense and through legal counsel reasonably acceptable to the Indemnitee, provided that the Indemnitor proceeds in good faith, expeditiously and diligently. No determination shall be made pursuant to subsection (b) below while such defense is being made until the earlier of (i) the resolution of said claim by the Indemnitor with the claimant or (ii) the termination of the defense by the Indemnitor against such claim or the failure of the Indemnitor to prosecute such defense in good faith and in an expeditious and diligent manner. The Indemnitee shall be entitled to rely upon the reasonable opinion of its counsel as to the occurrence of either of said events. The Indemnitee shall, at its option and expense, have the right to participate in any defense undertaken by the Indemnitor with legal counsel of its own selection. No settlement or compromise of any claim which may result in a Loss may be made by the Indemnitor without the prior written consent of the Indemnitee unless (i) prior to such settlement or compromise the Indemnitor acknowledges in writing its obligation to pay in full the amount of the settlement or compromise and all associated expenses and
                    (ii) the Indemnitee is furnished with security reasonably satisfactory to the Indemnitee that the Indemnitor will in fact pay such amount and expenses.

                (b) In the event that an Indemnitee asserts the existence of any Loss, the Indemnitee shall give written notice to the Indemnitor of the nature and amount of the Loss asserted. If the Indemnitor, within a period of fifteen (15) days after the giving of the Indemnitee's notice, shall not give written notice to the Indemnitee announcing its intention to contest such assertion of the Indemnitee (such notice by the Indemnitor being hereinafter called the "contest notice"), such assertion of the Indemnitee shall be deemed accepted and the amount of the Loss shall be deemed established. In the event, however, that a contest notice is given to the Indemnitee within said fifteen (15) day period, then the contested assertion of a Loss shall be settled by arbitration in accordance with Sectionhereof. The determination of the arbitrator(s) shall be delivered in writing to the Indemnitor and the Indemnitee and shall be final, binding and conclusive upon all of the parties hereto, and the amount of the Loss, if any, determined to exist, shall be deemed established. Notwithstanding anything herein contained to the contrary, each party shall pay its own legal fees, costs and expenses incident to any arbitration proceeding brought under this subsection 9(5).

        (6) The Indemnitee and the Indemnitor may agree in writing, at any time, as to the existence and amount of a Loss, and upon the execution of such agreement, such Loss shall be deemed established.

        (7) Payments of any Loss shall be paid to the person entitled thereto within ten (10) business days following the establishment of the Loss.

10. Notices

        Any notice, direction or other instrument required or permitted to be given to the Vendors hereunder shall be in writing and may be given by mailing the same postage prepaid or delivering the same addressed to the Vendors at:

        Any notice, direction or other instrument required or permitted to be given to the Purchaser or the Corporation hereunder shall be in writing and may be given by mailing the same postage prepaid or delivering the same addressed to the Purchaser or the Corporation at:

        Any notice, direction or other instrument aforesaid if delivered, shall be deemed to have been given or made on the date on which it was delivered or if mailed, shall be deemed to have been given or made on the fifth business day following the day on which it was mailed.


11. Costs

        (1) The parties hereto agree that there are no broker's or finder's fees due or payable with respect to this transaction.

        (2) Each of the parties hereto shall pay its own legal, accounting and other costs and expenses associated with this transaction and this agreement.

        (3) The Purchaser shall be responsible for all expenses and costs in connection with the Corporation from and after the Closing Date, and to legal actions and claims as set forth in section hereof, for which the Vendors have assumed liability hereunder.


12. Public Annoucements

        Except as required by law or any applicable stock exchange, no disclosure, including disclosure to employees generally, or public announcement with respect to this Agreement or any of the transactions contemplated hereby shall be made by any party without the prior written consent of the parties hereto.

13. Waiver

        Any of the terms or conditions of this Agreement may be waived at any time by the party entitled to the benefit thereof, but only by written signed by the party waiving such terms or conditions.

14.  Arbitration

        If any dispute or question shall arise between the parties out of this Agreement (a "Dispute"), the parties shall attempt, in good faith, to resolve the dispute. If the parties have not agreed to a settlement of the Dispute within thirty (30) days from the date on which the Dispute first became known to the parties, and this Agreement does not contain a specific dispute resolution mechanism for the Dispute in question, then the parties agree that the Dispute shall be submitted to arbitration pursuant to the Arbitration Act, 1991 (Ontario). Such Dispute shall not be made the subject matter of any action in any court by any party unless the Dispute has been first submitted to arbitration and finally determined by the arbitrator(s). In any such action, the decision of the arbitrator shall conclusively determine the rights and liabilities as between the parties to the arbitration in respect of the matter in dispute

15. Entire Agreement

        This agreement constitutes the entire agreement between the parties hereto. There are not and shall not be any verbal statements, representations, warranties, undertakings or agreements between the parties hereto and this agreement may not be amended or modified in any respect except by written instrument signed by the parties hereto.

16. Proper Law of Contract

        This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario.. Each of the parties hereto hereby irrevocably submits and attorns to the jurisdiction of the courts of the Province of Ontario..

17. Benefit and Binding Nature of the Agreement

        This agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

        IN WITNESS WHEREOF this agreement has been executed by the parties hereto on the date first above written.

                                                2FILM TECHNOLOGIES INC.

                                                per:  /s/ETTORE NACCARATO
                                                --------------------------
                                                         ETTORE NACCARATO


                                                ON THE GO HEALTHCARE, INC.

                                                per: /s/ Stuart Turk
                                                --------------------------
                                                         Stuart Turk


                                                ISLAND CORPORATION

                                                per:  /s/ NORMAN DROLET
                                                --------------------------
                                                           NORMAN DROLET

                                                /s/ NORMAN DROLET
                                                --------------------------
                                                    NORMAN DROLET


                                                /s/ETTORE NACCARATO
                                                --------------------------
                                                   ETTORE NACCARATO